SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Morgan Stanley Latin American Discovery Fund, Inc.

(Name of Subject Company (Issuer))

Morgan Stanley Latin American Discovery Fund, Inc.

(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

51828C106

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

For more information:
(800) 231-2608

For Immediate Release

The Latin American Discovery Fund, Inc. Announces Tender Offer, Information Regarding Share Repurchase Program and Creation of Closed-End Fund Committee

NEW YORK, May 16, 2012 - The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that its Board of Directors has approved a tender offer to acquire in exchange for cash up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Tender Offer”).  The timing of the Tender Offer will be announced as soon as practicable.  Additional terms and conditions of the Tender Offer will be set forth in its offering materials, which will be distributed to the Fund’s stockholders.  If more than 15 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98.5 percent of the Fund’s net asset value per share.

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value and reducing the discount at which the Fund’s shares trade from their net asset value.  Since the inception of the Program on September 15, 1998, the Fund has repurchased 17.0 percent of its shares.  The Fund expects to continue to repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board of Directors.  On a monthly basis, the Fund intends to make available on its public website information regarding the Fund’s repurchase activity.  In connection with the Tender Offer, the Fund has temporarily suspended any purchases of shares in the open market pursuant to the Program until on or about 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors has also approved the creation of a committee of independent Directors to consider a range of issues unique to closed-end funds.

The Fund is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investments primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by a Latin American government or governmental entity.  The Fund’s shares are listed on the NYSE under the symbol “LDF.”

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 620 investment professionals around the world and $304 billion in assets under management or supervision as of March 31, 2012.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

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